UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52843

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 AND ENDING 06/30/2024
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lightspeed Financial Services Group LLC

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 Headquarters Plaza
(No. and Street)

Morristown	NJ	07690
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David R Chaskin	(646) 395-3926	dchaskin@lightspeed.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

300 First Stamford Place	Stamford	CT	06902
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David R Chaskin _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lightspeed Financial Services Group LLC _____, as of 6/30 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public

Signature:

Title:
Chief Financial Officer & FinOp

> JOSHUA JEUNE
> Notary Public, State of Connecticut
> My Commission Expires MARCH 31, 2028

This filing** contains (check all applicable boxes):
- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Statement of Financial Condition and Report of
Independent Registered Public Accounting Firm

LIGHTSPEED FINANCIAL SERVICES GROUP LLC

June 30, 2024

LIGHTSPEED FINANCIAL SERVICES GROUP LLC
TABLE OF CONTENTS

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Ernst & Young LLP
300 First Stamford Place
Stamford, CT 06902

Tel: +1 203 674 3000
Fax: +1 203 674 3001
ey.com

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Directors of Lightspeed Financial Services Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lightspeed Financial Services Group LLC (the Company) as of June 30, 2024 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at June 30, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2019.

August 30, 2024

LIGHTSPEED FINANCIAL SERVICES GROUP LLC
Statement of Financial Condition
As of June 30, 2024

ASSETS

Cash	$	1,157,480
Cash segregated for the benefit of customers		101,843
Due from clearing brokers, less allowance of $557,670		2,426,432
Goodwill		2,466,401
Right-of-use assets		398,640
Intangible assets, less accumulated amortization of $1,818,333		1,525,667
Accounts receivable		214,670
Due from other brokers		215,217
Furniture, equipment, and leaseholds, less accumulated depreciation of $9,718,435		47,034
Due from affiliates, net		234,405
Deferred tax assets		28,402
Other assets		519,273
Total assets	$	9,335,464

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses and other liabilities	$	804,559
Lease liabilities		454,650
Accrued compensation		183,963
Accounts payable		769,120
Due to other brokers		514,667
Total liabilities		2,726,959
Members' equity		6,608,505
Total liabilities and members' equity	$	9,335,464

The accompanying notes are an integral part of this Statement of Financial Condition.

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1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Lightspeed Financial Services Group (Company), a subsidiary of Lightspeed Holdings, LLC (Parent), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA); is an introducing broker registered with the Commodity Futures Trading Commission (CFTC); and is a member of the National Futures Association (NFA). The Company conducts business on a fully disclosed basis with Wedbush Securities Inc. (WSI) and Interactive Brokers (IB) pursuant to clearing agreements (collectively referred to as the Clearing Brokers). WSI is a wholly owned subsidiary of Wedbush Capital (Wedbush). Wedbush is the majority owner of the Company's Parent. The Company files an Exemption Report as described in SEA Rule 17a-5.

A summary of significant accounting policies is either discussed below or included in the following footnotes.

(a) Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of earnings and cash flows. The U.S. dollar is the functional currency of the Company.

(b) Use of Estimates

In preparing the Statement of Financial Condition, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Statement of Financial Condition. Although estimates and assumptions are based on the best available information, actual results could be different from these estimates.

(c) Fair Value of Financial Instruments

Certain assets and liabilities, including Cash, Cash segregated for the benefit of customers, Accounts receivable, Accounts payable and Accrued expenses and other liabilities, Due from and Due to clearing and other brokers, have a carrying value that approximates fair value due to their short-term nature , and these assets and liabilities would be considered as level 2 measurements based on quoted prices in markets that are not active, or for which all significant inputs are considered observable, either directly or indirectly..

(d) Cash

The Company maintains cash in accounts held by major banks and financial institutions, which at times exceed the amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses related to these balances.

(e) Cash Segregated for the Benefit of Customers

Cash segregated for the benefit of customers consist of cash segregated in a special reserve bank account for the exclusive benefit of customers.

LIGHTSPEED FINANCIAL SERVICES GROUP LLC
Notes to Statement of Financial Condition
June 30, 2024

(f)   **Accounts Receivable**

Accounts receivable represents fees, commissions, and other balances receivable from customers relating to introducing customer trading activity.

(g)   **Allowance for Credit Loss**

The Current Expected Credit Losses (CECL) model requires the measurement of expected credit losses for financial assets measured at amortized cost using relevant information about past events, including historical credit loss experience on financials assets with similar risk characteristics, current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the financial assets. The overall estimate of the allowance for credit losses is based on both quantitative and qualitative considerations.

For all the financial assets subject to CECL, there is no history of significant credit losses and reasonable expectation of minimal future credit losses with any potential measurement of credit losses being immaterial.

(h)   **Goodwill and Intangible Assets**

The Company tests goodwill for impairment annually or when an event occurs, or circumstances change that signify the existence of impairment. The Company also carries intangible assets which have an indefinite life which are not subject to amortization. The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of goodwill and indefinite life intangible assets is less than the respective carrying value. The Company amortizes finite-lived intangible assets on a straight-line basis over their useful lives and tests for recoverability whenever events indicate that the carrying amounts may not be recoverable.

(i)   **Furniture, Equipment and Leaseholds**

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives of the assets range from 3 to 7 years. Leasehold improvements are amortized over the lesser of the asset's economic life or the lease period.

(j)   **Income Taxes**

The Company is a limited liability company taxed as a partnership for federal and state income tax purposes. As such, income or loss of the Company is allocated to its members in proportion to their ownership interest in the Company. Because the Company is subject to Unincorporated Business Tax in New York City (NYC), the Company incurred tax expenses for the reporting period.

(k)   **New Accounting Pronouncements**

No new accounting pronouncements relevant to the Company were adopted during the year ended June 30, 2024.

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2. DUE FROM CLEARING BROKERS

The Company conducts business with the Clearing Brokers on behalf of its customers. The Company earns commissions and other fees as an introducing broker for transactions of its customers. The clearing and custodial operations for the Company's customer accounts are performed by the Clearing Brokers pursuant to clearing agreements. Due from clearing brokers is related to the Company's clearing relationship with WSI and IB. On June 30, 2024, Due from clearing brokers includes required deposits totaling $540,067 with the Clearing Brokers pursuant to the clearing agreements, as well as $2,444,035 in cash, commissions, and other receivables earned by the Company, net of clearing, other charges payable to the Clearing Brokers and an allowance of $557,670 for doubtful account related to equity deficits which are unlikely to be collected from customers payable to the Clearing Brokers.

Details to the allowance as of June 30, 2024 are as follows:

June 30, 2023	(461,738)
Increase in Allowance	(155,655)
Bad Debt	59,723
June 30, 2024	$ (557,670)

3. DUE TO/FROM OTHER BROKERS

Certain customer trades are executed on Electronic Communications Networks, Exchanges, and other execution venues for which the Company receives payment for order flow and trading rebates. On June 30, 2024, a receivable of $215,217 was reported as Due from other brokers.

On June 30, 2024, the Company had $356,580 of net trading fees reported as Due to other brokers for the execution of its customer orders.

The Company has commission sharing agreements with other broker dealers for referring customers to the Company.

4. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Details of furniture, equipment, and leasehold improvements on June 30, 2024 are as follows:

Leasehold improvements	2,565,622
Furniture	956,905
Office equipment	943,985
Computer equipment	5,298,957
Subtotal	9,765,469
Accumulated depreciation	9,718,435
Net	$ 47,034

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LIGHTSPEED FINANCIAL SERVICES GROUP LLC
Notes to Statement of Financial Condition
June 30, 2024

5. INTANGIBLE ASSETS, NET AND GOODWILL

Intangible assets with a finite useful life are amortized over their economic useful life on a straight-line basis. All intangible assets are evaluated for impairment when events or changes in circumstances suggest that the carrying value of an asset may not be fully recovered. Any impairment loss is recognized when the carrying amount is less than the fair value.

On May 1, 2018, the Company acquired certain assets of Lightspeed Trading LLC. In conjunction with the acquisition, the Company recorded $2,294,000 in intangible assets and $4,271,000 in goodwill. The goodwill was subsequently reduced to $2,466,401 when the Company completed an asset sale on November 30, 2020. The Company is amortizing certain definite-lived intangible assets over their respective useful lives of 4 and 5 years. The accumulated amortization of such definite-lived assets as of June 30, 2024, was $1,735,000.

On August 9, 2021, the Company entered into an agreement with Professional Trading Solutions, Inc. (PTS), to purchase source-code to multiple trading platforms it uses in the normal course of business. Payments pursuant to this agreement are tied to certain deliverables by PTS. To date, the Company has received deliverables and made payments to PTS totaling $1,050,000. The Company is amortizing certain definite-lived intangible assets over their respective useful lives of 5 years. The accumulated amortization of such definite-lived assets as of June 30, 2024, was $83,333.

The carrying value of the Company's intangible assets as of June 30, 2024 is as follows:

	Gross Value	Accumulated Amortization	Net Value	Weighted Average Useful Life
Customer relationships	$ 1,159,000	$ (1,159,000)	$ -	4.00
Trademarks	576,000	(576,000)	-	5.00
Customer lists	527,000	-	527,000	-
Source-code	1,050,000	(83,333)	966,667	5.00
Internally developed software	32,000	-	32,000	-
	$ 3,344,000	$ (1,818,333)	$ 1,525,667	

The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of goodwill is less than the carrying value.

6. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Brokers. Pursuant to the respective agreements between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

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The Company has not historically experienced nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Brokers, and financial institutions with which it conducts business.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Brokers to obtain additional collateral from the Company's customers. It is the policy of the Clearing Brokers to value the short positions daily and to obtain additional collateral when deemed appropriate.

7. NET CAPITAL REQUIREMENT

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule). The Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under The Commodity Exchange Act or Rule 15c3-1. On June 30, 2024, the Company's net capital was $1,260,934 which was $1,010,934 in excess of its minimum requirement of $250,000. The ratio of aggregate indebtedness to net capital was 1.85:1.00.

8. COMMITMENTS AND CONTINGENCIES

(a)   Office Lease Commitments

The Company's operations are conducted in leased premises under lease agreements requiring minimum annual payments as follows:

Years Ending June 30,		
2025	$	282,163
2026		200,501
Total future office lease payments	$	482,664
Less: Interest		(28,014)
Total lease liability	$	454,650

For purposes of determining the present value of the total lease liability, the Company used a discount rate of 6.53% which is equal to the Company's estimated incremental borrowing rate.

(b)   Contingencies

The Company agreed to an Offer of Settlement to an Order Instituting Administration and Cease-And-Desist Proceeding and a $75,000 fine with Securities and Exchange Commission, regarding Sections 15(b) and 21C of the Securities Exchange Act of 1934. From May 2018 through December 2022, the Company filed deficient Suspicious Activity Reports (SARS) with the U.S. Department of the Treasuries Financial Crimes Enforcement Network. The Company filed SARS reports that failed to include all of the required details of the reported suspicious transactions.

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LIGHTSPEED FINANCIAL SERVICES GROUP LLC
Notes to Statement of Financial Condition
June 30, 2024

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations or investigations, and other proceedings. The Company is subject to on-going regulatory inquiries at the present time. Given the inherent difficulty in predicting the outcome of such regulatory matters in which substantial or indeterminate damages or fines are sought, the Company cannot estimate losses or ranges of losses for such matters where there is only a reasonable possibility that a loss may be incurred.

9. RELATED PARTY TRANSACTIONS

As of June 30, 2024, the Company had receivable balances of $227,699 for legal and tax preparation expenses paid on behave of its Parent and $6,706 for tax preparation expenses paid on behave of Lightspeed Technology Services LLC. These balances are reflected in Due from affiliates on the Statement of Financial Condition.

For the year ended June 30, 2024, the Company operated under a service level agreement covering commission sharing, connectivity services, shared office space, and other expenses shared with WSI. As of June 30, 2024, the Company owed $35,142 to WSI pursuant to the service level agreement. This amount is included in Accrued expenses and other liabilities on the Statement of Financial Condition.

The Company also utilizes WSI as a clearing broker for equities and options trading as well as a futures commission merchant for futures related transactions.

As of June 30, 2024, the Company had a clearing deposit of $534,545 and a clearing account balance of $1,876,476 with WSI. The clearing account balance with WSI includes $1,420,561 in net transaction fees receivable and $455,915 in cash held in various brokerage accounts less an allowance for balances owed to the Company from customers who have equity deficits with WSI. These amounts are included in Due from clearing brokers on the Statement of Financial Condition.

For the year ended June 30, 2024, the Company made distributions of $3,867,500 to the Parent.

In April 2024 the Company entered into an Expense Sharing Agreement (Agreement) with Lightspeed Technology Services LLC (LTS), under which LTS provides development and hosting and software services to the Company. As of June 30, 2024, the Company owed $85,000 to LTS pursuant to the service level agreement. This amount is included in Accrued expenses and other liabilities on the Statement of Financial Condition.

10. INCOME TAXES

The Company is a taxed as a partnership for federal and state income tax purposes. The Company's recorded tax expense for the year ended June 30, 2024 includes taxes due to New York City (NYC) for unincorporated business tax (UBT) and Texas Franchise Tax.

The Company had no net operating loss carryforwards nor any tax credit carryforwards available to offset future taxable income.

The Company does not anticipate any significant changes to its total unrecognized tax liabilities in the next 12 months.

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LIGHTSPEED FINANCIAL SERVICES GROUP LLC
Notes to Statement of Financial Condition
June 30, 2024

Income taxes are provided under the provision of ASC Section 740, "Income Taxes". As required by the uncertain tax provision guidance, the Company recognizes the Statement of Financial Condition benefit of a tax position only after determining that the relevant authority would more likely than not uphold the position following an audit. There are no uncertain tax positions recorded in the Statement of Financial Condition. If there was any interest or penalties related to uncertain tax positions, it would be recorded in tax expense. Tax years 2021 – 2024 remain subject to examination by taxing authorities.

The Company recognizes deferred tax assets for future tax consequences attributable to differences between the Statement of Financial Condition carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. It should be noted that deferred tax assets and liabilities arose primarily due to the Company's tax obligation pursuant to NYC's UBT.

Temporary differences and carry-forwards, which give rise to deferred tax assets, consist of the following as of June 30, 2024:

Deferred tax assets		
Depreciation	$	6,060
Amortization		4,893
Allowance for doubtful reserves		2,939
Accrued expenses		1,439
Section 174 Capitalized R&D Expenditures		12,753
Lease Liabilities		2,580
ROU Assets		(2,262)
Total deferred tax assets	$	28,402

The Company has reviewed all its deferred tax assets to assess whether a valuation allowance should be established. The Company recognizes tax positions in the Statement of Financial Condition only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. The Company's management believes it is more likely than not the deferred tax assets will be realized.

11.   401(K) PLAN

The Company participates in a 401(k) Retirement Plan (Plan) administered by WSI for eligible employees. Under the terms of the Plan, participants can contribute a portion of their annual compensation, subject to limitations provided by the Internal Revenue Code. The Company can make a discretionary matching contribution to the Plan on behalf of participating employees.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in the Statement of Financial Condition through August 30, 2024, the date this Statement of Financial Condition was issued, and has not identified any reportable or disclosable events not otherwise reported in this Statement of Financial Condition or the notes thereto.

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